Writer’s Direct Contact +1 (303) 592.2237 KHowes@mofo.com
April 22, 2015

Via EDGAR Correspondence
Ashley Vroman-Lee, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	HMS Income Fund, Inc. (the “Company”) File No.: 333-178548

Dear Ms. Vroman-Lee:

On behalf of the Company, this letter responds to comments from the staff of the Securities and Exchange Commission (the “Commission”) related to Post-Effective Amendment No. 8 (“PEA 8”) to the Company’s registration statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) registering up to 150,000,000 shares of the Company’s common stock to be sold in a continuous offering in reliance on Rule 415 under the 1933 Act. PEA 8 was filed on March 10, 2015.

The Company has filed Post-Effective Amendment No. 9 (“PEA 9”) as of the date hereof incorporating the responses to the staff’s comments described below. We ask that the Commission accelerate effectiveness of PEA 9 to April 30, 2015.

Below we identify in bold the staff’s comment, and note in regular type our response. We have attempted to accurately restate the staff’s comments, which were provided orally in a telephone conversation on April 17, 2015.

1.	The Company discloses on the cover page that it has adopted a share repurchase program. If there is a limit on the number of shares that may be repurchased by the Company, please disclose that limit.

a.	The Company has included in PEA 9 disclosure related to how it determines, on a quarterly basis, the number of shares it may repurchase.

2.	If expense reimbursements and fee waivers will continue to be a means of funding distributions to stockholders, please disclose that on the cover page.

a.	The Company has revised the language on the cover page to address this comment.

3.	The following disclosures should be made on the cover page of the prospectus and on the subscription agreement:

•	an investment in the fund may not be suitable for an investor who needs access to her funds;

•	the amount of distributions is uncertain; and

•
the Company may pay distributions in significant part from sources that may not be available in the future and which are unrelated to performance, such as offering proceeds, borrowings and amounts received from affiliates and subject to repayment to the stockholders.

a.
The Company believes that, in general, the substance of this comment is addressed in the bullet point list of disclosure on the cover page of the prospectus. To the extent that is not the case, the Company has revised such bullet point list.

4.	Please define the term “LMM” used for the first time on page 4.

a.	The Company added a definition of this term.

5.	Please include a separate risk factor related to interest rate risk, rather than including that risk in the risk factor addressing financial market risks on page 5.

a.	The Company revised the list of risk factors to address the staff’s comment.

6.
Please confirm that the following disclosure, on page 8 of the prospectus, is accurate: “In the event of a material decline, which we deem to be non-temporary, in our net asset value per share that results in a 5% or higher decrease of our net asset value per share below our then-current net-offering price, and subject to certain conditions, we will reduce our offering price accordingly.”

a.	The Company confirms the accuracy of this disclosure.

7.
On page 13, the Company discloses that its management fee is calculated at an annual rate of 2.0% of its average gross assets. Please define the term “average gross assets” and confirm that it does not include notional value.

a.	The Company has added disclosure to address the staff’s comment. The Company does not use any derivative investments in its portfolio. Thus, notional value is not included in these calculations.

8.	Please clarify if the conditional fee waiver agreement will continue in 2015.

a.
The Company has added disclosure clarifying that the conditional fee waiver agreement has been amended, with respect to the Company’s adviser, to extend the waivers contained therein until December 31, 2015.

9.	On page 14, please clarify the amount of base management fees actually paid by the Company (net of waivers) in 2014.

a.	The Company has added disclosure to address the staff’s comment.

10.	In the discussion of the 2014 Expense Reimbursement Agreement on page 14, please include reference to the September 30, 2014 amendment to such agreement.

a.	The Company has added disclosure to address the staff’s comment.

11.
The staff notes that the current offering will expire, by its terms, on June 4, 2015. in footnote 7 to the Fees and Expense table, please clarify how the pending expiration of the offering will affect the Company’s ability to incur leverage.

a.
As discussed with the staff during our phone conversation, the Company intends to file a registration statement to register common shares for a new continuous offering on or before June 4, 2015. Pursuant to Rule 415(a)(5), such filing will extend the ability of the Company to continue to offer its securities registered under the currently effective registration statement for up to 6 months or the date of effectiveness of the new registration agreement, whichever occurs earlier. Accordingly, the Company believes the current disclosure is accurate.

12.	In footnote 9 to the Fees and Expense table, please clarify the meaning of the phrase “beyond those currently in effect.”

a.
The Company appreciates the staff’s comment and, upon review of the footnote, has revised it to clarity that the total annual expense ratios takes into account the existing fee waiver and expense support agreements that are currently in effect.

13.	Please update the disclosure in the section entitled “Compensation of the Dealer-Manager and the Investment Adviser” to the extent necessary to reflect the pending expiration of the current offering.

a.
As noted above, the Company intends to file a new registration statement for its common shares and to continue its offering thereof. Accordingly, the Company does not believe any further changes are necessary to this disclosure.

14.
In the discussion of “Risks Related to Our Investments - Our investments in prospective portfolio companies, which tend to be senior secured term loans, senior lien loans and mezzanine debt and selected equity investments, may be risky, and we could lose all or part of our investment,” please clarify that loans that are “below investment grade” are also called “junk.”

a.	The Company has added the requested disclosure.

15.
In the section entitled “Determination of Net Asset Value - Determinations in Connection With Offerings,” please state that the net asset value will be determined within 48 hours prior to the date of each closing.

a.	The Company has added the requested disclosure.

16.
In the table of Portfolio Companies, please identify which investments, if any, are on non-accrual status. Please make similar disclosure in the Schedule of Investments contained in future financial statements.

a.	The Company has added the requested disclosure.

17.	In future financial statements, please disclose the percentage of assets that do not qualify as “qualified assets” in the Schedule of Investments.

a.	The Company will make the requested disclosure in future financial statements.

18.	In future financial statements, please disclose the following:

•	the tax basis of distributed earnings as of the most recent tax year on an accumulated basis (please see the Audit Guide for Investment Companies Section 7.92);

•	the tax basis composition of dividends paid (please see the Audit Guide for Investment Companies Section 7.134(c));

•	the amount and expiration date of capital loss carry forwards and post-October capital and currency loss deferrals, if significant (Please see the Audit Guide for Investment Companies Section 7.173)

•	the aggregate cost of securities, gross unrealized gains/(losses), and net unrealized gains/(losses), based on cost, for federal income tax purposes (see footnote 8 to Section 12-12 of Reg. S-X).

a.	The Company will make the requested disclosure in future financial statements.

19.
Note 11 to the financial statements references a balance of $6.4 million in unfunded commitments. In future financial statements, please list each unfunded commitment separately by portfolio company and confirm that unfunded commitment valuation changes are included in the calculation of the Company’s net asset value (see the January 2006 AICPA expert panel meeting minutes).

a.	The Company will make the requested disclosure in future financial statements.

20.
In future financial statement or management’s discussion and analysis, please disclose the amount of income generated that is non-recurring and the impact of non-recurring fees on earnings and or yield (see the September 6, 2014 AICPA expert panel meeting minutes).

a.	The Company will make the requested disclosure in future financial statements.

21.
The staff noted the reference in the Company’s financial statements and elsewhere in the registration statement to certain unfunded commitments with portfolio companies. Unfunded commitments, which are contractual obligations of the Company to make loans up to a specified amount at future dates, may subject the Company to risks similar to those created by standby commitments. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18 of the 1940 Act (“any . . . obligation or instrument constituting a security and evidencing indebtedness. . . “). See, Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). The staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Section 18 and 61 of the 1940 Act, unless the fund or BDC has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Company treat its unfunded commitments as senior securities? If not, why not? Does the Company currently segregate sufficient liquid assets or does it have borrowing capacity within its 200 percent asset coverage limitation sufficient to cover the value of its unfunded commitments?

a.
The Company represents that, for purposes of determining the asset coverage requirements contained in Sections 18 and 61 of the Investment Company Act of 1940, the Company treats its unfunded commitments as senior securities.  The Company maintains sufficient cash and/or borrowing capacity to cover the value of its unfunded commitments.

22.
The staff notes that the current offering expires, by its terms, June 4th. The staff notes that this could lead a potential investor to infer that opportunities to purchase shares of the Company may not continue and that this could influence a potential investor in making her investment decision. Please clarify in the prospectus the Company’s current intention with respect to any follow on offering.

a.	The Company has made the requested disclosure under the heading “Status of Our Ongoing Public Offering” on page 2 of the prospectus.
*****
The undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure contained in Amendment No. 9;
•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Company may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

The Company believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (303) 592-2237.
Sincerely,

/s/ Kelley A. Howes
Kelley A. Howes

cc:    Sherri W. Schugart, Chief Executive Officer
Ryan T. Sims, Chief Financial Officer
John A. Good, Esq.